Exhibit 99.1

Vermilion Energy Inc. Announces TSX Approval for Renewal of Normal Course Issuer Bid

CALGARY, AB, July 10, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that the Toronto Stock Exchange ("TSX") has approved the notice of Vermilion's intention to commence a normal course issuer bid ("NCIB") through the facilities of the Toronto Stock Exchange ("TSX"), New York Stock Exchange and other alternative trading platforms in Canada and USA.

The NCIB allows Vermilion to purchase up to 16,308,587 common shares, representing approximately 10% of its public float as at June 28, 2023, over a twelve month period commencing on July 12, 2023. The NCIB will expire no later than July 11, 2024. The total number of common shares Vermilion is permitted to purchase on the TSX is subject to a daily purchase limit of 297,362 common shares, representing 25% of the average daily trading volume of 1,189,450 common shares on the TSX calculated for the six-month period ended June 30, 2023; however, Vermilion may make one block purchase per calendar week which exceeds the daily repurchase restrictions. Any common shares that are purchased under the NCIB will be cancelled upon their purchase by Vermilion.

In connection with the NCIB, Vermilion will enter an automatic purchase plan ("ASPP") with its designated broker to allow for purchases of its common shares during self-imposed blackout periods. Such purchases would be at the discretion of the broker based on parameters provided by the Company prior to any self-imposed blackout period or any period when it is in possession of material undisclosed information. The ASPP has been pre-cleared, as required by the TSX. Outside of these blackout periods, common shares may be purchased under the NCIB in accordance with Management's discretion.

Vermilion has a long history of returning capital to its shareholders as we have paid out over $40 per share in dividends since 2003. Our primary focus over the past three years has been on debt reduction with the intention of increasing shareholder returns as debt levels decreased. In Q3 2022 we implemented an NCIB and repurchased an aggregate 5,356,723 common shares at a weighted average price of $23.51 per share under this plan to June 28, 2023. These repurchases were all made in open market transactions. The Company anticipates returning 25% to 30% of free cash flow(1) to shareholders in 2023, depending on commodity prices, primarily through the base dividend and share repurchases. The majority of free cash flow will continue to be allocated to debt reduction until we achieve our $1 billion net debt target, after which we plan to increase our return of capital to shareholders. Share buybacks continue to screen as one of the most compelling options for returning capital to shareholders as we believe our common shares are trading at a price that does not reflect the appropriate value of the company.

(1)     Free cash flow is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Free cash flow is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 10-JUL-23